May 24, 2024

Via Edgar Transmission

Mr. Gregory Herbers/ Mr. Geoffrey Kruczek

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

Washington, D.C. 20549

Re:	Linkers Industries Ltd Registration Statement on Form F-1 Filed December 8, 2023 File No. 333-275953

Dear Mr. Herbers/ Mr. Kruczek:

Pursuant to Rule 477 under the Securities Act of 1933 (the “Act”), Linkers Industries Ltd (the “Company”) respectfully requests the immediate withdrawal of its Registration Statement on Form F-1 (File No. 333-275953) initially filed with the Securities and Exchange Commission (the “Commission”) on December 8, 2023, together with all exhibits thereto (the “Registration Statement”), with such application to be approved effective as of the date hereof or at the earliest practical date thereafter. The Company is withdrawing the Registration Statement because it no longer plans to consummate the offering described in the Registration Statement. The undersigned represents that no securities were sold in connection with the Registration Statement.

The Company also acknowledges that no refund will be made for fees paid to the Commission in connection with filing of the Registration Statement. However, the Company requests , in accordance with Rule 457(p) under the Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account to be offset against the filing fee for any future registration statement or registration statements.

* * *

Please contact the undersigned at (852) 3923-1188 if you have any questions regarding this request for withdrawal..

Sincerely,

/s/ Lawrence S. Venick
Lawrence S. Venick

Direct Dial: +852.3923.1188
Email: lvenick@loeb.com